Exhibit 99.1

GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place Vancouver, B.C. Canada V6C 3E1 TSX: GLG NASDAQ: GLGL

GLG LIFE TECH CORPORATION – TRANSITION TO US GAAP

Vancouver, B.C. February 14, 2011 - GLG Life Tech Corporation (NASDAQ: GLGL, TSX: GLG) (“GLG” or the “Company”), the vertically-integrated leader in the production of high quality stevia, confirms that in accordance with its previous announcements, it has commenced reporting under US GAAP as of January 1, 2011.

The Accounting Standards Board of the Canadian Institute of Chartered Accountants requires all publicly accountable enterprises to report under International Financial Reporting Standards (“IFRS”) for the years beginning on or after January 1, 2011. However, National Instrument 52-107 – Acceptable Accounting Principles, Auditing Standards and Reporting Currency allows “SEC issuers”, such as GLG, to file with Canadian securities regulators financial statements prepared in accordance with US GAAP. As such, the Company has decided that it will not report under IFRS but will instead report under US GAAP as of January 1, 2011.

Accordingly, the Company confirms that the financial guidance set out in its news release of February 1, 2011 was prepared in accordance with US GAAP.

About GLG Life Tech Corporation
GLG Life Tech Corporation is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company’s vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG’s advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

Contact
Brian Meadows
Chief Financial Officer
GLG Life Tech Corporation
+1 (604) 844-2840
info@glglifetech.com

Forward-looking information: The financial outlook information referenced in this news release about prospective results of operations and financial position was based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information as of the date it was disclosed, being February 1, 2011. Such financial outlook information should not be used for purposes other than those for which it was disclosed.